UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13G
                          (Rule13d-102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
    RULES 13d-1(b), (c), and (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO
                          RULE 13d-2(b)

                        (Amendment No. 1)

              CALIFORNIA MICRO DEVICES CORPORATION
              ------------------------------------
                        (Name of Issuer)

                          Common Stock
                          ------------
                 (Title of Class of Securities)

                           130439 10 2
                           -----------
                         (CUSIP Number)

                        December 31, 2002
                        -----------------
     (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

		[x]	Rule 13d-1(b)

		[x]	Rule 13d-1(c)

		[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 130439 10 2             SCHEDULE 13G              Page 2 of 12




 1   Name of Reporting Person           COLUMBUS CAPITAL MANAGEMENT, LLC

     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                (b)  [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                     California

   NUMBER OF       5    Sole Voting Power                              0
    SHARES
 BENEFICIALLY      6    Shared Voting Power                   *1,544,100
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                         0
  PERSON WITH
                   8    Shared Dispositive Power              *1,544,100

 9    Aggregate Amount Beneficially Owned by Each             *1,544,100
      Reporting Person

 10   Check Box if the Aggregate Amount in Row (9) Excludes          [ ]
      Certain Shares

 11   Percent of Class Represented by Amount in Row 9               9.7%

 12   Type of Reporting Person                                        IA


*Includes shares of Common Stock and warrants to acquire shares of Common Stock that are immediately exercisable or exercisable within 60 days.

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CUSIP No. 130439 10 2             SCHEDULE 13G              Page 3 of 12




 1   Name of Reporting Person                          Matthew D. Ockner

     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                (b)  [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                  United States

   NUMBER OF       5    Sole Voting Power                              0
    SHARES
 BENEFICIALLY      6    Shared Voting Power                   *1,544,100
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                         0
  PERSON WITH
                   8    Shared Dispositive Power              *1,544,100

 9   Aggregate Amount Beneficially Owned by Each              *1,544,100
     Reporting Person

 10  Check Box if the Aggregate Amount in Row (9) Excludes           [ ]
     Certain Shares

 11  Percent of Class Represented by Amount in Row 9                9.7%

 12  Type of Reporting Person                                      IN/HC


*Includes shares of Common Stock and warrants to acquire shares of Common Stock that are immediately exercisable or exercisable within 60 days.

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CUSIP No. 130439 10 2             SCHEDULE 13G              Page 4 of 12




 1   Name of Reporting Person            COLUMBUS CAPITAL PARTNERS, L.P.

     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                (b)  [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                     California

   NUMBER OF       5    Sole Voting Power                     *1,018,800
    SHARES
 BENEFICIALLY      6    Shared Voting Power                            0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                *1,018,800
  PERSON WITH
                   8    Shared Dispositive Power                       0

 9    Aggregate Amount Beneficially Owned by Each             *1,018,800
      Reporting Person

 10   Check Box if the Aggregate Amount in Row (9) Excludes          [ ]
      Certain Shares

 11   Percent of Class Represented by Amount in Row 9               9.7%

 12   Type of Reporting Person                                        IA


*Includes shares of Common Stock and warrants to acquire shares of Common Stock that are immediately exercisable or exercisable within 60 days.

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CUSIP No. 130439 10 2             SCHEDULE 13G              Page 5 of 12




 1   Name of Reporting Person       COLUMBUS CAPITAL OFFSHORE FUND, LTD.

     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                (b)  [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                 Cayman Islands

   NUMBER OF       5    Sole Voting Power                       *525,300
    SHARES
 BENEFICIALLY      6    Shared Voting Power                            0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                  *525,300
  PERSON WITH
                   8    Shared Dispositive Power                       0

 9   Aggregate Amount Beneficially Owned by Each                *525,300
     Reporting Person

 10  Check Box if the Aggregate Amount in Row (9) Excludes           [ ]
     Certain Shares

 11  Percent of Class Represented by Amount in Row 9                3.3%

 12  Type of Reporting Person                                         OO


*Includes shares of Common Stock and warrants to acquire shares of Common Stock that are immediately exercisable or exercisable within 60 days.

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CUSIP No. 130439 10 2             SCHEDULE 13G              Page 6 of 12


Item 1(a).  Name of Issuer:

            California Micro Devices Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

            430 N. McCarthy Blvd.
            Milpitas, California  95035

Item 2(a).  Names of Persons Filing:

            Columbus Capital Management, LLC ("CCM")

            Matthew D. Ockner ("Matthew D. Ockner")

            Columbus Capital Partners, L.P. ("CCP")

            Columbus Capital Offshore Fund, Ltd. ("Columbus Offshore")

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            The business address of each reporting person is One Montgomery Street, Suite 3300, San Francisco, California 94104.

Item 2(c).  Citizenship:

            Reference is made to Item 4 of each of the cover pages of this
Schedule 13G, which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number:

            130439 10 2

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b) [ ] Bank as defined in section 3(a)(6) of the Act (15
            U.S.C. 78c).

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

        (e) [x] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

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CUSIP No. 130439 10 2             SCHEDULE 13G              Page 7 of 12


        (g) [x] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

        (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) [ ] A church plan that is excluded from the definition of an investment company under section
            3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.
            80a-3);

        (j) [ ] Group, in accordance with  240.13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Section 240.13d-1(c), check this box. [x]

Item 4. Ownership.

        Reference is hereby made to Items 5-9 and 11 of each of the cover pages to this Schedule 13G, which Items are incorporated by reference herein.

        CCM as general partner of CCP and investment manager of Columbus Offshore, and Matthew D. Ockner as managing member of CCM, may be deemed to beneficially own the shares owned by CCP and Columbus Offshore in that they may be deemed to have the power to direct the voting or disposition of the shares.

        Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that either CCM or Mr. Ockner is, for any purpose, the beneficial owner of any such securities to which this Schedule relates, and CCM and Mr. Ockner disclaim beneficial ownership as to the 1,544,100 shares, except to the extent of their respective pecuniary interests therein.

        Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, directors, executive officers, and/or shareholders of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

        The calculation of percentage of beneficial ownership in item 11 of each cover page was derived from the Issuer's Form 10-Q filed with the Securities and Exchange Commission (the "Commission") on November 14, 2002, in which the Issuer stated that the number of shares of Common Stock outstanding as of November 8, 2002 was 14,275,189, and the Issuer's Form 8-K filed with the Commission on November 27, 2002, in which the Issuer stated that it had sold 1,520,000 shares of its Common Stock in a private placement.

Item 5. Ownership of Five Percent or Less of a Class.

        Not applicable.

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CUSIP No. 130439 10 2             SCHEDULE 13G              Page 8 of 12


Item 6. Ownership of More Than Five Percent on Behalf of Another
        Person.

        CCP and Columbus Offshore have the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Securities, and the proceeds from the sale of the Securities.

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent
        Holding Company.

        See Exhibit B.

Item 8. Identification and Classification of Members of the Group.

        Not applicable.

Item 9. Notice of Dissolution of Group.

        Not applicable.


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CUSIP No. 130439 10 2             SCHEDULE 13G              Page 9 of 12


Item 10.  Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2003        COLUMBUS CAPITAL MANAGEMENT, LLC


                                 By:___________/s/____________________
                                    Matthew D. Ockner, Managing Member


                                 Signature

          By signing below, each of the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2003        COLUMBUS CAPITAL PARTNERS, L.P.
                                 By: Columbus Capital Management, LLC,
                                 its General Partner


                                 By:___________/s/____________________
                                    Matthew D. Ockner, Managing Member


                                 COLUMBUS CAPITAL OFFSHORE FUND, LTD.
                                 By: Columbus Capital Management, LLC,
                                 its Investment Manager


                                 By:___________/s/____________________
                                    Matthew D. Ockner, Managing Member


                                 MATTHEW D. OCKNER


                                 ___________/s/______________
                                 Matthew D. Ockner

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CUSIP No. 130439 10 2             SCHEDULE 13G              Page 10 of 12



                                 EXHIBIT INDEX


        Exhibit A           Joint Filing Undertaking           Page 11
        Exhibit B           Response to Item 7                 Page 12




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CUSIP No. 130439 10 2             SCHEDULE 13G              Page 11 of 12



                                  EXHIBIT A

                           JOINT FILING UNDERTAKING


        The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.


Dated:  February 11, 2003        COLUMBUS CAPITAL MANAGEMENT, LLC


                                 By:___________/s/____________________
                                    Matthew D. Ockner, Managing Member



                                 COLUMBUS CAPITAL PARTNERS, L.P.
                                 By: Columbus Capital Management, LLC,
                                 its General Partner


                                 By:___________/s/____________________
                                    Matthew D. Ockner, Managing Member



                                 COLUMBUS CAPITAL OFFSHORE FUND, LTD.
                                 By: Columbus Capital Management, LLC,
                                 its Investment Manager


                                 By:___________/s/____________________
                                    Matthew D. Ockner, Managing Member



                                 MATTHEW D. OCKNER


                                 ___________/s/______________
                                 Matthew D. Ockner

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CUSIP No. 130439 10 2             SCHEDULE 13G              Page 12 of 12


                                  EXHIBIT B


This Exhibit B is provided in response to Item 7 of this Schedule 13G with respect to Matthew D. Ockner.

        Matthew D. Ockner, as managing member of Columbus Capital
Management, LLC, a California limited liability company ("CCM"), is a control person of CCM. CCM is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).